Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	For the Nine Months Ended September 30,
	2006	2005
Earnings available to cover fixed charges:
Income from continuing operations	$60,640	$27,291
Interest expense	60,842	55,949
Minority interest convertible into Common Stock	1,486	1,529

Earnings available to cover net fixed charges	$122,968	$84,769

Fixed charges:
Interest expense	$60,842	$55,949
Interest capitalized	11,560	8,020

Fixed charges	$72,402	$63,969
Preferred stock dividends	13,404	13,404

Fixed charges and preferred stock dividends	$85,806	$77,373

Earnings available to cover fixed charges	$122,968	$84,769
Divided by fixed charges	$72,402	$63,969

Ratio of earnings to fixed charges	1.7x	1.3x

	Year Ended December 31,
(dollar amounts in thousands)	2005	2004	2003	2002	2001
Income from continuing operations	$42,283	$36,929	$42,759	$60,995	$63,041
(Gains) loss on sales of investments	(4,575)	—	—	(4,862)	327
Interest Expense	76,553	66,826	59,425	56,106	47,552
Minority interest not convertible into Common Stock	2,040	1,915	2,216	2,963	3,413

Earnings available to cover fixed charges	$116,301	$105,670	$104,400	$115,202	$114,333

Fixed charges:
Interest	$76,553	$66,826	$59,425	$56,106	$47,552
Capitalized interest	11,343	6,163	9,117	12,015	13,502

Fixed charges	$87,896	$72,989	$68,542	$68,121	$61,054

Preferred stock dividends	17,873	12,114	10,629	7,765	4,569

Fixed charges and preferred stock dividends	$105,769	$85,103	$79,171	$75,886	$65,623

Earnings available to cover fixed charges	$116,301	$105,670	$104,400	$115,202	$114,333
Divided by fixed charges	$87,896	$72,989	$68,542	$68,121	$61,054

Ratio of earnings to fixed charges	1.3	1.4	1.5	1.7	1.9